FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June/2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                         Form 20-F..X... Form 40-F.....


  (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                               Yes ..... No ..X...


 (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


      This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the
       Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)


27 June 2003


                 NOTIFICATION OF CANCELLATION OF CERTAIN NOTES


COLT Telecom Group plc (COLT) said today that further to its notifications of 9 October 2001, 13 May 2002 and 17 March 2003 and following the purchase of certain bonds by COLT Telecom Finance Limited that the bonds purchased had now been cancelled. Details of the further cancellations are given below.

$25.0 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;

DM3.7 Million accreted principal amount of our EUR600 Million 2% Senior Convertible Notes due August 2005;

EUR7.6 Million accreted principal amount of our EUR295 Million 2% Senior Convertible Notes due March 2006;

EUR4.8 Million accreted principal amount of our EUR368 Million 2% Senior Convertible Notes due December 2006; and

EUR17.4 Million accreted principal amount of our EUR402.5 Million 2% Senior Convertible Notes due April 2007.

About COLT

COLT  Telecom  Group  plc  is  a  leading  pan-European   provider  of  business
communications services. COLT has over 16,000 network services and eBusiness customers. The company owns an integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries augmented with a further 27 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.


For further information contact:

John Doherty, Director Investor Relations, COLT Telecom Group
Email jdoherty@colt-telecom.com
DDI: +44 (0)20 7390 3681


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 27 June 2003                                   COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary